UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                      GENERAL EMPLOYMENT ENTERPRISES, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    369730106
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                                 (CUSIP Number)


                              Bruce R. Deming, Esq.
                               Covington & Burling
                          One Front Street, 35th Floor
                             San Francisco, CA 94111
                            Telephone: (415) 591-7051
                            Facsimile: (415) 955-6551
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 7, 2005
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             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         369730106
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                1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only).

                   Daniel Zeff

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                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]
                   (b)     [ ]

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                3. SEC Use Only

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                4. Source of Funds (See Instructions) N/A

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                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

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                6. Citizenship or Place of Organization    United States


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Number of               7. Sole Voting Power          511,680
Shares
Beneficially
Owned by           -------------------------------------------------------------
Each                    8. Shared Voting Power        None
Reporting
Person With
                   -------------------------------------------------------------
                        9. Sole Dispositive Power     511,680


                   -------------------------------------------------------------
                       10. Shared Dispositive Power    None

--------------------------------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   511,680

--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)      9.94%

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               14. Type of Reporting Person (See Instructions) IN

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

CUSIP No. 369730106
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                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).

                   Spectrum Galaxy Fund Ltd.
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                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]
                   (b)     [ ]

--------------------------------------------------------------------------------

                3. SEC Use Only

--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions) WC

--------------------------------------------------------------------------------

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

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                6. Citizenship or Place of Organization   British Virgin Islands


--------------------------------------------------------------------------------
                         7. Sole Voting Power           303,246
Number of
Shares              ------------------------------------------------------------
Beneficially             8. Shared Voting Power         None
Owned by
Each                ------------------------------------------------------------
Reporting                9. Sole Dispositive Power      303,246
Person With
                    ------------------------------------------------------------
                        10. Shared Dispositive Power    None

--------------------------------------------------------------------------------
               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   303,246

--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
               13. Percent of Class Represented by Amount in Row (11)     5.89%

--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions) CO

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


CUSIP No. 369730106
--------------------------------------------------------------------------------

                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).

                   Zeff Capital Partners I, L.P.

--------------------------------------------------------------------------------

                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]
                   (b)     [ ]

--------------------------------------------------------------------------------

                3. SEC Use Only

--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions) WC

--------------------------------------------------------------------------------

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

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                6. Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
                        7. Sole Voting Power                 208,434
Number of
Shares              ------------------------------------------------------------
Beneficially            8. Shared Voting Power               None
Owned by
Each                ------------------------------------------------------------
Reporting               9. Sole Dispositive Power            208,434
Person With
                    ------------------------------------------------------------
                       10. Shared Dispositive Power          None

--------------------------------------------------------------------------------
               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   208,434

--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
               13. Percent of Class Represented by Amount in Row (11)     4.05%

--------------------------------------------------------------------------------
               14. Type of Reporting Person (See Instructions) PN

--------------------------------------------------------------------------------

CUSIP No. 369730106
--------------------------------------------------------------------------------

                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).

                   Zeff Holding Company, LLC

--------------------------------------------------------------------------------

                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]
                   (b)     [ ]

--------------------------------------------------------------------------------

                3. SEC Use Only

--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions) N/A

--------------------------------------------------------------------------------

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
                        7. Sole Voting Power                208,434
Number of
Shares              ------------------------------------------------------------
Beneficially            8. Shared Voting Power              None
Owned by
Each                ------------------------------------------------------------
Reporting               9. Sole Dispositive Power           208,434
Person With
                    ------------------------------------------------------------
                       10. Shared Dispositive Power         None

--------------------------------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   208,434

--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)     4.05%

--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions) OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

         This Amendment No. 1 amends and supplements that statement on Schedule 13D (the "Original Filing") originally filed with the Securities and Exchange Commission on September 28, 2005, by Zeff Holding Company, LLC, a Delaware limited liability company ("Holding"), Zeff Capital Partners, I, L.P. , a Delaware limited partnership ("Capital"), Spectrum Galaxy Fund Ltd., a company incorporated in the British Virgin Islands ("Spectrum") and Daniel Zeff, and individual ("Zeff") (Holding, Capital, Spectrum and Zeff are hereinafter collectively referred to as the" Reporting Persons") related to the common stock (the "Common Stock") of General Employment Enterprises, Inc. (the "Company"), a Illinois corporation.

Item 4.        Purpose of Transaction.

         Item 4 of the Original Filing is hereby amended and supplemented by adding the following thereto:

         On October 3, 2005, the Filing Persons received a letter from the Company stating that the Company's Board had rejected the Filing Persons' request that the Company either modify its shareholders rights plan (the "poison pill") or explore a sale of the Company to the Filing Persons or a third party. On October 7, 2005, the Reporting Persons submitted a letter to Herbert Imhoff, Jr., again seeking modifications to the poison pill. The Reporting Persons requested that the Company permit the Reporting Persons to acquire up to twenty percent of the Company's Common Stock without triggering the poison pill on the condition that any shares acquired by the Reporting Persons in excess of 10% would be placed in a voting trust and voted in proportion to the vote of disinterested shareholders on any issue. The Reporting Persons believe that the revised proposal presents no threat to corporate policy and that continued enforcement of the poison pill is not in the best interest of shareholders. A copy of the letter is attached as Exhibit 2.

         The Reporting Persons may acquire additional Common Stock of the Company or dispose of Common Stock of the Company at any time and from time to time in the open market, in privately negotiated transactions or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons, the scope of possible activities is subject to change.

         Except as set forth above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the action described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.        Material to be Filed as Exhibits.

         Exhibit 1: Joint Filing Agreement, dated as of October 12, 2005, by and among the Reporting Persons.

         Exhibit 2: Letter dated October 7, 2005, from Capital to the Company.

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and behalf, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2005



                                        /s/ Daniel Zeff
                                        ---------------
                                        Daniel Zeff

                                        ZEFF HOLDING COMPANY, LLC

                                        By: /s/ Daniel Zeff
                                        -------------------
                                        Name:     Daniel Zeff
                                        Title:    Manager

                                        ZEFF CAPITAL PARTNERS I, L.P.
                                        By: Zeff Holding Company, LLC,
                                        as general partner

                                        By: /s/ Daniel Zeff
                                        -------------------
                                        Name:  Daniel Zeff
                                        Title: Manager

                                        SPECTRUM GALAXY FUND LTD.

                                        By: /s/ Dion R. Friedland
                                        -------------------------
                                        Name:  Dion R. Friedland
                                        Title: Director

                                                                      Exhibit 1


                             Joint Filing Agreement

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including this Amendment No. 1 thereto) with respect to the Common Stock of General Employment Enterprises, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


         In witness hereof, the undersigned hereby executed this Agreement this 12th day of October, 2005.




                                     /s/ Daniel Zeff
                                     ---------------
                                     Daniel Zeff

                                     ZEFF HOLDING COMPANY, LLC

                                     By: /s/ Daniel Zeff
                                     -------------------
                                     Name:     Daniel Zeff
                                     Title:    Manager

                                     ZEFF CAPITAL PARTNERS I, L.P.
                                     By: Zeff Holding Company, LLC,
                                     as general partner

                                     By: /s/ Daniel Zeff
                                     -------------------
                                     Name:  Daniel Zeff
                                     Title: Manager

                                     SPECTRUM GALAXY FUND LTD.

                                     By: /s/ Dion R. Friedland
                                     -------------------------
                                     Name:  Dion R. Friedland
                                     Title: Director

                                                                       Exhibit 2

                          Letter dated October 7, 2005


                       [Zeff Capital Partners Letterhead]



                                                                 October 7, 2005

Mr. Herbert Imhoff Jr. Chairman & CEO
General Employment Enterprises, Inc.
One Tower Lane, Suite 2100
Oakbrook Terrace, IL  60181


Dear Mr. Imhoff:

          Thank you for your response to my letter of September 23rd. I understand that the Board of Directors of General Employment Enterprises ("JOB") does not believe that selling the company at this time is in its shareholders' best interests. Nonetheless, Zeff Capital Partners, LLC ("Zeff Capital"), remains interested in increasing its holdings in JOB. Zeff Capital currently owns approximately 9.94% of JOB's outstanding shares.

          As I have previously communicated to you, Zeff Capital requests that the Board of Directors of JOB consent to Zeff Capital's acquisition of up to 20% of JOB's outstanding shares. The terms of JOB's shareholders rights' plan (the "Rights Plan") makes such an acquisition economically prohibitive without the prior consent of the Board. If the purchase is allowed, Zeff Capital will agree to place any shares acquired in excess of 10.0% of the outstanding stock into a voting trust, which shares would be voted pro rata to the vote of all shareholders other than those beneficially owned by Zeff Capital and corporate insiders.

          This proposal presents no threat to corporate control, policy or effectiveness. Zeff Capital's acquisition of additional shares in the open market is not coercive to any shareholder in any manner. No shareholder will be required to sell shares at a price other than what they consider to be fair market value. Nor will Zeff Capital acquire any greater ability to influence management or corporate policy. While boards are generally permitted to adopt defensive measures, adoption of those measures or refusal to modify those measures must be reasonable in light of the threat posed to corporate control or policy. In this case, Zeff Capital's acquisition of additional shares, which would be held in a voting trust, presents no such danger to JOB or its shareholders.

          As a result, we believe that the Board would not be acting in the best interest of its shareholders if it continues to rely on the Rights Plan to prevent Zeff Capital from acquiring additional shares under the proposed arrangement. Such action would not protect the corporation, but would only deprive JOB's shareholders of the opportunity to liquidate all or a portion of their holdings at a price that they consider to be attractive. In a thinly traded stock such as JOB, Zeff Capital's additional purchases could provide significant liquidity in the public market and increase shareholder value. The primary current effect of the Rights Plan is to unduly burden the free operation of the market for JOB's common stock and to deprive shareholders of the ability to seek current liquidity for their shares at a fair value. While the Rights Plan may have legitimate application in other situations, in the case of Zeff Capital's proposal, it functions solely to the detriment of shareholders.

          We understand that your Board will want to carefully evaluate our proposal based on these particular circumstances. We look forward to hearing from you.

                                                              Very truly yours,




                                                              Daniel Zeff
                                                              Managing Member